Exhibit 99.2
KB Financial Group Inc.
Non-Consolidated Statement of Income
For the period from September 29, 2008 to December 31, 2008

(in millions of Korean won, except per share amounts)	2008

Operating revenues
Gain on valuation of equity method investments (Notes 4 and 22)	~~W~~	633,981
Interest income		1,287

		635,268

Operating expenses
Loss on valuation of equity method investments (Notes 4 and 22)		10,096
Interest expense		3,063
Loss on valuation and disposal of loans receivable		1,000
Commission expenses		2,270
Selling and administrative expenses (Note 16)		6,768

		23,197

Operating income		612,071

Non-operating income		23

Income before income taxes		612,094

Income tax expense (Note 14)		167

Net income	~~W~~	611,927

Per share data (Note 15)
Basic and diluted earnings per share	~~W~~	2,134